August 5, 2014

VIA EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:  Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 27, 2014

File No. 001-15030

Response to Staff Comment Letter dated July 23, 2014

Dear Ms. Jenkins:

By letter dated July 23, 2014, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2013 (the “2013 Form 20-F”).  This letter sets forth our responses to these comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Fiscal Year Ended 2013

Notes to the Consolidated Financial Statements, page F-13

Note 2. Summary of the Main Accounting Practices and Accounting Estimates, page F-14

Provision for litigation, page F-22

Comment 1:

We note your accounting policy for provisions of litigation on page F-21 states “the obligation is recognized when it is considered probable and can be measured with reasonable certainty.” Please explain how your policy compares to the guidance in IAS 37 paragraphs 14 and 25 which require only a reliable estimate. Also, tell us if you had any provisions of litigation which were not recorded because they did not meet the “reasonable certainty” threshold.

Response:

In the summary of our main accounting policies in Note 2, we provide a general description applicable to all of our provisions in item (t): “Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation can be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period.” We provide a similar summary in Note 3(d) (“Litigation losses”) on page F-27 of our 2013 Form 20-F. Our policy is consistent in all respects with the guidance in paragraphs 14 and 25 of IAS 37, including the requirement that a provision be recognized when a reliable estimate of the amount of the obligation can be made.

In addition to this general description of our policy, we clarified certain aspects of two of our provisions: the provision for asset retirement obligations and the provision for litigation. The information we provided in sub-item (t)(ii) (“Provision for litigation”) is meant to complement the summary of our general policy on provisions by highlighting that, with respect to proceedings, we only recognize a provision for a particular proceeding when we determine that it is probable that it will result in an outflow of resources, in accordance with the guidance of paragraph 14 of IAS 37. In future filings, we will modify this language to eliminate the reference to “reasonable certainty.”

For the year ended December 31, 2013, there were no litigation provisions that were not recorded because they did not meet a “reasonable certainty” threshold. We applied our policy, consistent with the guidance of paragraphs 14 and 25 of IAS 37, to determine which litigation provisions to recognize.

Note 19. Provision for litigation, page F-58

Comment 2:

We note your table of contingent liabilities related to tax, civil, labor and environmental litigation which totaled $8.6 billion. Please expand your disclosure to provide a brief description of the nature of each of these contingent liabilities and an indication of the uncertainties related to the amount or timing of this litigation. See IAS 37 paragraph 86. Please provide us with draft disclosures to be included in future filings.

Response:

In each of the four categories of litigation disclosed in our table of contingent liabilities, there are hundreds or even thousands of pending cases, almost all of which are individually immaterial. We cannot provide a brief description of each. We will expand our disclosure in future filings to provide a brief description of the general character of proceedings in each category and a brief description of the nature of those that are material.

All of our proceedings that are of significance are being adjudicated in Brazil, where litigation is often prolonged and unpredictable. To the extent practicable, we will include in future filings disclosure indicating the uncertainties relating to timing and the ultimate cost.

The revised discussion, if it had been included in Note 19 in the 2013 Form 20-F, would have been similar to the following (where all figures are expressed in millions of U.S. dollars):

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The categories of litigation summarized in the table above include the following:

Tax litigation—The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately U.S.$2,067) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (ICMS) in relation to our use of ICMS credits from sales and energy transmission.

Civil litigation—Most of these claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

Labor litigation—These claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (INSS) regarding contributions on compensation programs based on our profits.

Environmental litigation—The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

The proceedings referred to above are subject to significant uncertainty in relation to the amount in dispute and the timing for resolution.

Note 20. Income Tax Settlement Program (“REFIS”), page F-60

Comment 3:

We note your disclosure of the claims of the Brazilian tax authority on income taxes on equity gain on foreign subsidiaries and your continued assessment that no provision needed to be recorded in 2013. However, in November 2013, you settled this contingent liability for $9.8 billion. Please further explain the timing of developments in the tax litigation, the evaluation and assessment that led from no accrual to settlement. Please address whether this provision was not recorded because it was not probable and when it became more likely than not that a present obligation existed.

Response:

Since 2003, we have been engaged in various legal proceedings concerning the Brazilian federal tax authority’s claims that we should pay Brazilian corporate income tax and social security contributions on the net income of our non-Brazilian subsidiaries and affiliates. For accounting purposes, we have consistently determined that based on our evaluation of the legal arguments, the payment of additional taxes related to these proceedings, was more than remote, but not probable, and accordingly we did not establish any provision.

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When the Brazilian government introduced the REFIS settlement program in October 2013, we saw an opportunity for a substantial reduction in the amounts in dispute while furthering our goal of eliminating uncertainties and focusing on our core businesses. However, we did not change our view of the likelihood of an adverse outcome in our legal challenge. As required by the REFIS statute, we waived our arguments in our direct legal challenge with respect to the periods for which we entered the REFIS program (2003 to 2012), but we have maintained our legal challenge with respect to periods not covered by the REFIS (1996 to 2002, and 2013), which involve an amount that is not material. Moreover, the positions we assert in our continuing legal challenge with respect to the years not covered by the REFIS would be equally applicable to the years covered by the REFIS, so if we prevail, we believe we could be entitled to cease payments under the REFIS and to claim back amounts already paid.

Upon entering into the REFIS, we recognized a liability relating to the years subject to the REFIS, but we did not recognize a provision relating to the years remaining in dispute because we continue to believe that a loss as to those years is not probable. These positions are consistent with not having recognized a provision prior to entering into the REFIS.

Note 27. Information by business segment and consolidated revenues by geographic area, page F-114

Comment 4:

We note the information by business segment presented includes a column for “operating profit” which excludes depreciation, depletion and amortization. It does not appear that this measure is a segment profit measure as it is not included in the Management’s Discussion and Analysis section addressing results of operations by segment on page 92. Please explain what this measure represents and how it is being used. If this measure is a segment’s profit measure, please provide an analysis of this measure in your results of operations by segment. In future filings, please revise the titles used for this line items to more clearly convey what it represents or ensure that all expenses operating in nature are included in any measure labeled as operating profit.

Response:

The “operating profit” measure used in our segment presentation shows the recurring profit (loss) of each segment before the specified charges, in order to provide a better understanding of our lines of business. The measure is reconciled in the same table with each segment’s operating income, including all operating expenses. This measure represents important information that is regularly reviewed by our chief operating decision maker and is consistent with the criteria for operating segment disclosures under IFRS 8.

In future filings, we will revise the title of this line item to “margin before depreciation.” We will also include a discussion of the measure in the segment discussion in the “Operating and financial review and prospects” section of our Form 20-F.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2013 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc: Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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